UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 3, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cardica, Inc.

File No. 0-51772 - CF#25763

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Cardica, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 24, 2010.

Based on representations by Cardica, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through July 31, 2014
Exhibit 10.28	through June 16, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel